EXHIBIT 1

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                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                             Publicly Listed Company
                             CNPJ 28.152.650/0001-71


                         ANNOUNCEMENT OF A MATERIAL FACT


Espirito Santo Centrais Eletricas S.A. - Escelsa ("Escelsa"), today announced that EDP - Electricidade de Portugal, S.A., the Company's indirect controlling shareholder, announced that it has acquired US$ 205,796,000.00 principal amount of the US$ 430,958,000.00 outstanding Espirito Santo Centrais Eletricas S.A. - Escelsa ("Escelsa") 10% Senior Notes due 2007 (the "Notes"). The securities were acquired according to the terms of the purchase offer and consent solicitation previously announced relating to any and all Notes. The purchase offer expired on December 19, 2002 at 11:59 p.m., New York Time (the "Expiration Date").

The price of the 8.00% Brazil Capitalization Bond (C-Bond) due April 15, 2014, which was used as a basis for the purchase offer, was 63.6875%.

As a result of the successful purchase offer and consent solicitation, ESCELSA will no longer be bound by the covenants and early maturity clauses that were part of the Indenture of the Notes.

In the event of any material development regarding the Notes, Escelsa will disclose such information to the market by way of another public announcement.



                           Vitoria, December 20, 2002

                              Sergio Pereira Pires
                           Investor Relations Officer